CUSTOMER COPY

Deed of Sale



National

NATIONAL AUSTRALIA BANK LTD ABN 12 004 044 937

Tax Invoice

Part A – Details

Us	Name:	NATIONAL AUSTRALIA BANK LTD
	A.B.N.:	ABN 12 004 044 937
	Address:	AUSTRALIAN ASSET FINANCE 24TH FLOOR 500 BOURKE STREET MELBOURNE VICTORIA 3000

You	Name:	INTERGRATED FOREST PRODUCTS PTY LTD
	A.B.N.:	52 083 521 966
	Address:	95 SALMON STREET , PORT MELBOURNE , VIC 3207

Complete if you are acting in a trust capacity

Trust name: _____   Date of Trust _____

the Used Goods	Description:	LOGGING SAWMILL REFER ANNEXURE
	Serial No:	
	Identification No:	
	Regular Location:	TRALEE STREET, HUME, A.C.T

Purchase Price $ 4,950,000.00   (inclusive of GST)

Disbursement $ _____   to   the financier to discharge the security interest (refer below)

                     $ _____   to   _____

                     $ _____   to   _____

Security Interest	Name of financier:	
	A.C.N. or A.B.N.:	
	Address:	
	Contract number:	
	Details of security:	

883085 7427723_5 102004